NEWS RELEASE

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Symbols:	JJJ - CSE
HHHEF - OTCQB

37 Capital announces non-brokered private placement

VANCOUVER, BRITISH COLUMBIA. January 29, 2018. 37 Capital Inc. (the “Company”) intends to enter into a non-brokered private placement financing whereby the Company may raise gross proceeds of up to $750,000 by issuing up to 5,000,000 units of the securities of the Company at the price of $0.15 per unit (the “Proposed Financing”). Each Unit will consist of one common share in the capital of the Company and one share purchase warrant to purchase an additional common share in the capital of the Company at the price of $0.20 per common share for a period of 5 years from Closing. Finder’s fees may be payable in respect to this transaction and certain insiders may participate in this financing. All securities that will be issued in connection with this Proposed Financing will include a hold period in accordance with applicable securities laws.

The proceeds of this non-brokered private placement financing shall be applied towards the payment of the Company’s existing liabilities, and for general working capital purposes.

For more information on the Company, please contact us at (604) 681-1519. In addition, please visit the Company’s website at www.37capitalinc.com or the CSE’s website at the following direct link http://thecse.com/en/listings/mining/37-capital-inc.\

On Behalf of the Board,

/s/ Jake H. Kalpakian
Jake H. Kalpakian
Presidnet

The CSEhas not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.

Trading in the securities of the Company should be considered speculative.